                September 21, 2006

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	FirstEnergy Corp.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 2, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File No. 333-21011

Dear Mr. Allegretto:

This letter is in response to your correspondence dated September 8, 2006 regarding your review of the filings by FirstEnergy Corp. on Form 10-K for the fiscal year ended December 31, 2005 (Form 10-K), and Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006. Your comments are indicated below in italics, followed by our responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005

Exhibits 31.1 and 31.2

1.	In future filings, please provide separate Section 302 and Section 906 certifications for each registrant.

Response: In future filings we will provide separate Section 302 and Section 906 certifications for each registrant.

2.
In future filings, please revise your certifications to replace references to “annual report” with “report”. You may continue to refer to “annual report” in Item 1 of the certification. Note that the language of the certifications required by Section 302 of Sarbanes Oxley and Item 601(b)(31) of Regulation S-K should not be altered. Similarly, please revise your certifications in future filings of Form 10-Q to replace references to “quarterly report” with “report”.

Response: In future filings we will remove the words “annual” and “quarterly” on the respective exhibits.

Exhibit 13

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 4

Executive Summary, page 4

3.
We note your presentation of the non-GAAP measures “earnings before unusual items” on page 4 and “cash earnings” on page 22. We assume you consider such measures to be non-GAAP measures of performance. If so, indicate as such and provide cautionary disclosure that the non-GAAP measures may not be comparable to similarly titled measures used by other entities. We believe the non-GAAP measures should not be considered an alternative to net income, the most directly comparable GAAP measure, as an indicator of operating performance. If you agree, you should so state. If you do not, explain why.

Response: We do consider the non-GAAP “earnings before unusual items” on page 4 and “cash earnings” on page 22 as non-GAAP measures of performance. In future filings we will explicitly state that fact and provide cautionary disclosure that the non-GAAP measures may not be comparable to similarly titled measures used by other entities.

We believe that the non-GAAP measures should not be considered an alternative to net income, but as complimentary to, net income, the most directly comparable GAAP measure, and are useful to readers of our financial statements, when considered together with net income, in understanding our overall operating performance. We have disclosed our rationale in the first paragraph on page 5 of the Form 10-K following the Non-GAAP reconciliation to net income on the preceding page. With regard to the non-GAAP “cash earnings” measure, our rationale for its inclusion is contained in the paragraph preceding the Reconciliation of Net Income to Cash Earnings on page 22.

Further, in arriving at these measures, it appears you exclude items that are recurring in nature. Please note that if you intend to include non-GAAP performance measures that exclude items of a potentially recurring nature in future filings, you should demonstrate the usefulness of the measure. In this regard, you should fully address the bullet points in Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov, in crafting your revised disclosures. In this regard, ensure you revise your disclosures as follows:

Disclose the specific manner in which you use the non-GAAP measures to conduct or evaluate your business. If you do not use the measures in any of the above manners, explain your basis for presenting the measures.

Response: With regard to Question 8 of the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we respectfully submit that FirstEnergy has never used a non-GAAP measure in an attempt to smooth earnings. We use the non-GAAP measures to assess operating performance - that is, to assess results without adjustments due to material items such as non-core asset sales and/or impairments, the impacts of new legislation, litigation, accounting standards or similar authoritative pronouncements that may create a new asset or liability as a result of past transactions, and the actions of regulators that either create regulatory assets related to costs incurred in prior annual fiscal periods or that disallow regulatory assets that were created in prior annual fiscal periods. The intent of the adjustments from GAAP to non-GAAP measures is to provide a meaningful representation of current year operating results.

Discuss the economic substance behind your decision to use the measures.

Response: We believe the non-GAAP measures provide meaningful supplementary information for the reader to interpret FirstEnergy’s operating performance for an annual fiscal period, from both an earnings and cash generation perspective. The items reconciling non-GAAP measures to GAAP measures are prominently displayed and described in our disclosures so that operating trends are not distorted by the types of unusual items that may occur during an annual fiscal period as described above. In our non-GAAP reconciliation of “Earnings Before Unusual Items” to “Net Income” on page 4 of the Form 10-K, there are items that are included in more than one year, but that fact alone does not cause those items to be defined as recurring. Our reasoning for each item included in more than one year on page 4 is summarized below:

–Cumulative effect of accounting changes - These are isolated instances that result from the adoption of new accounting standards.
   The caption in each year may be the same, but the circumstances are unrelated from year to year.
–Non-core asset sales/impairments - FirstEnergy is completing its program of divesting a defined group of non-core assets following its 2001 acquisition of GPU, Inc. That program necessarily spanned several years and is not recurring in nature.
–Davis-Besse extended outage impacts - The impacts relate to a single, significant unplanned and highly unusual outage at our
           Davis-Besse nuclear plant that spanned several years because of the complexity of both the remediation efforts that were required and the regulatory and legal issues that had to be addressed.

We do not expect that any of the other items in the reconciliation that relate to just one year would recur in the following two years.

Disclose the material limitations associated with use of the measures as compared to the use of the most directly comparable GAAP financial measure. For example, how does exclusion of an economic event produce a measure that is at least equal in qualitative content to the comparable GAAP measure?

Response: We do not believe the non-GAAP measures should be considered an alternative to net income because the measure may not be comparable to similarly titled measures used by other entities. We will disclose this limitation in future filings that include non-GAAP measures.

Disclose the manner in which you compensate for these limitations when using the measures.

Response: We do not display non-GAAP measures more prominently than GAAP measures and we provide complete and robust disclosures of GAAP measures.

Please show us how the revised disclosures will read in future filings.

Response: In addition to what we currently disclose regarding non-GAAP financial measures, the following cautionary language will be added:

Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that either excludes or includes amounts, or is subject to adjustment that has the effect of excluding or including amounts, that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with accounting principles generally accepted in the United States (GAAP). Earnings per share before unusual items on a non-GAAP basis (normalized earnings per share) is not calculated in accordance with GAAP because it excludes the impact of “unusual items”. Unusual items reflect the impact on earnings of material events that are not routine, including those that may be related to discontinued businesses or the cumulative effect of an accounting change. Management believes presenting normalized earnings calculated in this manner provides useful information to investors in evaluating the ongoing results of FirstEnergy’s businesses and assists investors in comparing the company’s operating performance to the operating performance of other companies in the energy sector. In addition, cash earnings (non-GAAP) are not defined under GAAP. Management believes presenting this non-GAAP measure provides useful information to investors in assessing FirstEnergy’s operating performance from a cash perspective without the effects of material unusual economic events. FirstEnergy’s management frequently references these non-GAAP financial measures in its decision-making, using them to facilitate historical and ongoing performance comparisons as well as comparisons to the performance of peer companies. These non-GAAP measures should be considered in addition to, and not as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP.

Contractual Obligations, page 26

4.
Please consider revising your table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you continue to choose not to include these payments, a footnote to the table should provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and Footnote 46 to the Commission’s MD&A Guidance dated December 29, 2003, available at www.sec.gov.

Response: In future filings we will include estimated interest payments on debt in the table of contractual obligations in the Management’s Discussion and Analysis.

Consolidated Statements of Income, page 46

5.	Please revise to present the subtotal income before income taxes. Refer to the requirements of Rule 5-03(b)(10) of Regulation S-X.

Response: In future filings we will present the subtotal “Income Before Income Taxes”.

6.	Please revise to present the subtotal income before cumulative effects of changes in accounting principles. Refer to the requirements of Rule 5-03(b)(16)of Regulation S-X.

Response: In future filings we will present the subtotal “Income Before Cumulative Effects of Changes in Accounting Principles”.

Consolidated Statements of Cash Flows, page 53

7.
With reference to paragraphs 11-13 of SFAS 95, please explain to us how you concluded it was appropriate to present “Nonutility generation trusts withdrawals (contributions)” on a net basis. In this regard, you may want to explain to us the nature of the trusts.

Response: The nonutility generation trusts were funded with a portion of the proceeds from divested generating assets in 1999 in accordance with an Order of the Pennsylvania Public Utility Commission (PUC). Our Pennsylvania Electric (Penelec) subsidiary is permitted to withdraw amounts from the trusts to the extent it incurs costs for power purchased from nonutility generators that exceed market prices and the revenues collected from customers for recovery of such costs. Ordinarily there are only withdrawals from the trusts to report on the statement of cash flows. However, after having withdrawn $106 million in the first quarter of 2003, the PUC directed Penelec to return $40 million to the trusts in the fourth quarter of 2003. We believe that reporting the 2003 transactions as a “net” withdrawal of $66 million was a more representationally faithful presentation of the substance of the transactions. Penelec was further directed to refund $51 million to the trusts in 2004, constituting the only transaction for the year. We anticipate that future transactions will constitute only withdrawals from the NUG trusts. If, however, there is a circumstance in the future that would require additional refunds to the trusts, that information will be disclosed in the financial statements.

Note 2. Summary of Significant Accounting Policies, page 55

(A) Accounting for the Effects of Regulation, page 55

Regulatory Assets, page 56

8.
We note your disclosure that, as a result of the rate certainty plan approved in January 2006, the “Extended RTC” balances were reduced by $205 million on a consolidated basis. Please tell us the regulator’s rationale in applying it against the “Accumulated cost of removal regulatory liability.” In doing so, please also explain to us in greater detail why the “Extended RTC” balances were reduced on January 1, 2006. Lastly help us understand the cash flow effects of this regulatory action. Tell us the extent amounts deferred under customer shopping incentives were cash outflows and whether the practical effect of the offset is to avoid a possible rate increase now as opposed to offsetting a current rate increase with a future rate refund.

Response: The Public Utilities Commission of Ohio (PUCO) granted FirstEnergy’s request for our Ohio utilities to apply the accumulated cost of removal regulatory liability against the Extended RTC regulatory asset balances. The purpose of filing the Rate Certainty Plan was to provide our Ohio retail customers price certainty through December 31, 2008 and to provide an efficient transition to market generation prices that those customers will begin paying on January 1, 2009. By using the cost of removal regulatory liability now as an offset to $205 million of deferred shopping incentive regulatory assets, total regulatory assets to be recovered from customers will be reduced by $205 million and lower capitalized interest costs on the unamortized shopping incentive deferred balances will be collected from customers. Due to the lower capitalized interest costs and the immediate reduction in regulatory assets, the recovery period for transition costs and the Extended RTC balances for our Ohio Edison and Toledo Edison subsidiaries will be complete as of December 31, 2008, immediately before the introduction of market generation rates in 2009. With the elimination of the transition rate charge on January 1, 2009, the potential increase customers will have to pay for generation in a fully competitive market will be mitigated. The impact for our Cleveland Electric subsidiary is similar; however, instead of the transition rate charge being eliminated in 2009, it will be decreased by approximately 30-35% and the transition costs and Extended RTC balances are expected to be fully recovered by the end of 2010.

The Extended RTC balances were reduced on January 1, 2006 because that was the effective date of the Rate Certainty Plan approved by the PUCO on January 4, 2006 that included authorization to apply the accumulated cost of removal regulatory liability against the Extended RTC balances as discussed above.

The deferred customer shopping incentives were cash outflows to customers that the Company incurred -- they represented payments to customers to incent them to procure their generation service from other generation suppliers. This incentive program was a component of the rate transition plans for each of our Ohio utilities in order to facilitate the development of a competitive generation market in Ohio during the market development period as contemplated by the legislation that deregulated Ohio’s generation market. As explained above, the offsetting of the regulatory liability was not to avoid a rate increase now, but as a tool to synchronize future rate reductions against increases customers are expected to pay under a fully competitive generation market and potential increases in the distribution component of customer rates in 2009.

The cash flow impact of these actions is relatively neutral over time. Less cash will be collected in the future for the deferred shopping incentives due to the offsetting of the regulatory liability. However, that regulatory liability represented cash collected from customers in the past that had not yet been spent for removal costs of distribution facilities. In the next distribution rate case for each of our Ohio utilities, rate base will be $205 million higher than it otherwise would have been because the accumulated removal costs are normally considered as a reduction to rate base in rate proceedings.

(D) Accounting for Certain Wholesale Energy Transactions, page 57

9.
You indicate that on January 1, 2005 you began accounting for purchase and sale transactions in the PJM Market based on your net hourly position. Please explain to us how you concluded it was appropriate not to reclassify comparative financial statements for prior periods. In explaining your accounting rationale, please tell us what predominant practice has been and is currently in the financial statements of deregulated electricity providers and tell us whether any other unregulated generator has undergone a similar accounting change.

Response: We believe the transactions prior to 2005 were required to be recognized on a discrete basis under generally accepted accounting principles. To our knowledge, that was not the prevailing practice for many large utilities in the PJM market. However, those utilities’ circumstances were different than FirstEnergy’s because they owned significant generating capacity within PJM. Prior to January 1, 2005, our Beaver Valley Plant was not dedicated to provide the power supply needs of our retail customers in the PJM market. When we designated the Beaver Valley Plant as a PJM power source effective January 1, 2005, we concluded that generally accepted accounting principles required us to revise our accounting method to reflect transactions on a net hourly position basis, which is consistent with other large utilities owning generating capacity in PJM. That factual change did not change the propriety of the method of reporting transactions for periods prior to 2005 when FirstEnergy had no significant source of generating capacity in the PJM market. Therefore, we believe that prior periods should not be reclassified. We are not aware of any other unregulated generator with facts similar to FirstEnergy’s that would have resulted in such an accounting revision.

(F) Property, Plant and Equipment, page 58

10.
With respect to your 50% ownership interest in Yards Creek Pumped Storage Facility, please disclose the amount of utility plant in service, the accumulated provision for depreciation, and the amount of plant under construction. Additionally, disclose whether your share of direct expenses is included in the corresponding operating expense line items on the income statement. Refer to the requirements of SAB Topic 10:C. If you believe such amounts are immaterial, please provide us your reasoning.

Response: FirstEnergy’s net investment in the Yard’s Creek Pumped Storage Facility as of December 31, 2005 was approximately $20 million, comprised of utility plant in service of $30 million and accumulated provision for depreciation of $10 million. There was no significant level of plant under construction. The direct expenses associated with FirstEnergy’s share of the facility were included in the corresponding operating expense line items on the consolidated statement of income for the year ended December 31, 2005. We believe that this additional disclosure is not required under SAB Topic 10:C due to the immateriality of these amounts to FirstEnergy’s consolidated assets - representing approximately 0.1% of the respective individual balance sheet accounts and 0.06% of total assets.

(K) Cumulative Effect of Accounting Changes, page 61

11.
Please explain to us why the adoption of SFAS 143 in 2003 resulted in income. In this regard, if the income recognized relates to amounts collected from customers prior to the adoption of SFAS 143, explain to us how you concluded such amounts represent assets of the corporation rather than amounts, if not spent, to be returned to customers. Please tell us whether you received any type of regulatory, legislative, legal or other type of acquiescence for the position you adopted.

Response: Prior to the implementation of SFAS 143 in 2003, all of FirstEnergy’s utility subsidiaries having interests in nuclear generating facilities accrued nuclear decommissioning liabilities equal to the amounts they recovered from customers for decommissioning through their regulated rates. Those liabilities were also increased by amounts earned in dedicated nuclear decommissioning trust funds, where amounts recovered from customers are invested. This was the predominant industry practice before specific accounting standards were established through SFAS 143. With the issuance of SFAS 143, the prior accounting for nuclear decommissioning was adjusted to conform to the new standard - for nuclear utilities in jurisdictions where the utilities are still accountable to customers for decommissioning costs (i.e., ultimate amounts over- or under-recovered after decommissioning is completed are returned to or paid by customers) there was no earnings impact from the cumulative effect of the change in accounting because the difference would have been recognized either as a regulatory asset or regulatory liability. FirstEnergy’s Ohio utilities have completed recovery of all nuclear decommissioning costs from customers under their respective transition plans and there is no provision under Ohio law (since 2001) for future assessments or credits to customers for decommissioning nuclear power plants. Therefore, there was no basis for our Ohio utilities to recognize regulatory liabilities for the excess of the recorded decommissioning liability prior to adoption of SFAS 143 and the liability computed under SFAS 143 - that difference was recognized as the cumulative effect of a change in accounting principle that increased income in 2003.

Note 3. Pension and Other Postretirement Benefit Plans, page 62

12.
Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there are alternatives to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response: FirstEnergy’s pension plan assets are marked-to-market as of December 31st of each year. FirstEnergy does not employ a smoothing mechanism to compute a “market related value” for those assets. In future filings we will clarify that the fair value of plan assets represents the actual market value as of the end of each year.

* * * *

FirstEnergy Corp. hereby acknowledges that:

•
FirstEnergy is responsible for the adequacy and accuracy of the disclosures relating to its annual report on Form 10-K for the year ended December 31, 2005 and its Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	FirstEnergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I would be happy to discuss these responses with you in more detail. Please feel free to call me (330-384-5296) or Jeffrey R. Kalata, Assistant Controller (330-374-6580) with any further questions you may have. I appreciate your assistance in ensuring our compliance with the Commission’s disclosure requirements.

Sincerely,

/s/Harvey L. Wagner
Harvey L. Wagner
Vice President, Controller and
Chief Accounting Officer

HLW:dlc

Attachment

cc:	Sarah Goldberg Staff Accountant Securities and Exchange Commission Anthony J. Alexander Richard H. Marsh Leila L. Vespoli